

August 13, 2020

Scott Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon Ave.
Tulsa, OK 74107

>　　**Re:　AAON, Inc.**
>　　　　**Form 10-K for the Year Ended December 31, 2019**
>　　　　**Filed February 27, 2020**
>　　　　**File No. 000-18953**

Dear Mr. Asbjornson:

　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>　　　　　　　　　　Sincerely,
>
>　　　　　　　　　　Division of Corporation Finance
>　　　　　　　　　　Office of Technology